Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	Global Allocation
item #'s	For All	391,884,687	94.28	78.7	361,492,260	86.97	72.6
1, 2 & 3	Withhold All	4,499,091	1.08	0.9	20,418,104	4.91	4.1
	For All Except	19,265,922	4.63	3.86	33,739,335	8.11	6.77
	Broker Non Vote

1. Directors	Ronald W Forbes	Terry K Glenn	Cynthia A Montgomery	Chalres C Reilly	Kevin A Ryan	Roscoe S Suddarth	Richard R West	Arthur Zeikel	Edward D Zinbang
Global Allocation
Shares voted for	404,973,327	405,098,399	405,035,236	404,918,015	405,029,647	405,033,497	405,051,625	404,815,126	404,942,054
% Voted for	97.43	97.46	97.45	97.42	97.44	97.45	97.45	97.39	97.42
% of Votes withheld	2.57	2.54	2.55	2.58	2.56	2.55	2.55	2.61	2.58

Last Updated on 12/26/2000
By Karen Lang